September 18, 2018

Mail Stop 4720

Anthony J. Restel
Vice Chairman and Chief Financial Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

       Re:    IBERIABANK Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 23, 2018
              File No. 001-37532

Dear Mr. Restel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Gus Rodriguez

                                                          Gus Rodriguez
                                                          Accounting Branch
Chief
                                                          Office of Financial
Services